

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Mark Newbauer
President and Chief Executive Officer
Mike the Pike Productions Inc.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

> **Re: Mike the Pike Productions Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 8, 2015**
> **File No. 000-55298**

Dear Mr. Newbauer:

We have reviewed your response to our prior comment letter to you dated November 21, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

Overview, page 4

1. We note your response to our prior comment 7 and reissue in part. Please file the partnership agreement with Spoke Lane Entertainment as an exhibit to your registration statement.

Business, page 4

Forecasted Sales and Operations, page 5

2. We note your disclosure on page 6 that your CEO "has committed to loaning the start-up costs to the Company or providing paid-in capital." Please disclose whether you signed an agreement with the CEO. If you signed an agreement and it is material to you, please file it as an exhibit to your registration statement and describe its material terms. If there

is no guarantee that your CEO will continue to provide paid-in capital, please make that clear.

3. On page 7, you indicate that the company owns a library of films via Saint James Films, LLC. Please include the title of those films.

Future Acquisitions, page 7

4. You disclose on page 7 that your subsidiary, ServeNation, Inc., currently has a non-provisional U.S. patent application submitted to USPTO for a unique process for automated charitable donations using debit cards, Near Field Communications, and that you hope to have its application approved toward licensing the process to entities involved in fundraising for non-profit organizations, schools, sports teams, among others. This appears to contradict the revised disclosure in your response to prior comment 6 where you say that ServeNation was a company formed to develop prepaid debit card products, but it has been decided that your focus will be solely in the realm of entertainment and new media, and inconsistent with your disclosure in the notes to the financial statements that this subsidiary is inactive. Please advise and revise your disclosures as appropriate. In connection with this comment, conform your disclosure on page 13 under "Uncertainties" in which you state that your success is highly determined upon the operations of your wholly owned subsidiary ServeNation. Additionally, clarify the reference to "Near Field Communications" in connection with ServeNation.

5. In this regard, we reissue our prior comment 6. In this section, please briefly describe the operations of ServeNation, Inc.

Risk Factors, page 9

Risk Factors Related to Our Common Stock and Market Liquidity, page 10

6. We note your response to our prior comment 2 and reissue in part. Please briefly disclose the circumstances under which the trading of your shares was halted on OTC Bulletin Board in your risk factor section.

Item 2. Financial Information, page 12

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

7. Please add risk factor disclosure regarding the promissory notes that you indicate are in default.

Future Financings, page 15

8. Your disclosure here that absence of increased revenues or financing may result in your stock being traded on the pink sheets, appears to contradict the fact that you are already traded on the pink sheets. Please revise.

Item 6. Executive Compensation, page 16

Summary Compensation Table, page 16

9. Please revise your summary compensation table to include compensation paid to your named executive officers in fiscal year 2014.

Long-Term Incentive Plan Awards, page 17

10. We note your response to our prior comment 28 and reissue. On page 17 you continue to state that you "have not entered into employment contracts" with your CEO. On page F-9 of Exhibit 99.1 you stated that you "entered into an employment agreement with [your] CEO to pay him an annual salary of $60,000." Please revise for consistency. If your employment agreement with your CEO is still in effect, please file it pursuant to Item 601 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 18

Common Stock, page 18

11. You indicate that your authorized capital common stock consists of 2,249,000 shares and that you currently have 2,242,000,000 shares issued and outstanding. Please revise to address this apparent inconsistency.

Preferred Shares, page 18

12. The disclosure in the first paragraph hereunder that states no shares of preferred stock are currently outstanding and that there is no present intention to issue any shares of preferred stock is not consistent with the third paragraph hereunder and the financial statements that indicate preferred shares are outstanding. Please revise as appropriate.

Exhibit 99.1

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

13. It appears that the reference to Note 11 in the line with the date of the report should be to Note 12 "Subsequent Events," to be consistent with the disclosure in the third paragraph of the report that disclosure on subsequent events has been enhanced. Please correct as appropriate.

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders' Equity/(Deficit), page F-11

14. Please further clarify your revised disclosure in response to our prior comment 17 here and in note 7 of the notes to the interim period financial statements regarding the voting rights of the preferred shares. You state that preferred shares enjoy voting rights at the rate of 1/1000 (one to one thousand) with common stock. Clarify whether preferred shares have one voting right or 1,000 voting rights per preferred share. Also, disclose the dividend and liquidation rights of preferred shares that have been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: William Eilers, Esq.